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                                                                                   OMB APPROVAL
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION                       OMB Number: 3235-0058
                             Washington, D.C. 20549                             Expires: March 31, 2006
                                                                                Estimated average burden
                                   FORM 12b-25                                  hours per response...2.50
                           NOTIFICATION OF LATE FILING
                                                                                SEC FILE NUMBER
(Check One) [X] Form 10-K     [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q     1-7560
            [ ]Form N-SAR     [ ] Form N-CSR
                                                                                CUSIP NUMBER
                   For Period Ended:  December 31, 2004                         811371
                                      -----------------
                   [ ] Transition Report on Form 10-K
                   [ ] Transition Report on Form 20-F
                   [ ] Transition Report on Form 11-K
                   [ ] Transition Report on Form 10-Q
                   [ ] Transition Report on Form N-SAR
                   For the Transition Period Ended: ____________________
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
            Nothing in this form shall be construed to imply that the
           Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Sea Containers Ltd.
--------------------------------------------------------------------------------
Full Name of Registrant

Not Applicable
--------------------------------------------------------------------------------
Former Name if Applicable

22 Victoria Street
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Hamilton HM 12 Bermuda
--------------------------------------------------------------------------------
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
[X] portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
              Not applicable




                    Persons who are to respond to the collections of information contained  in this form are not  required to respond  unless
SEC 1344 (07-03)    the form displays a currently valid OMB control number.

PART III - NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

          As a foreign private issuer, the Registrant is eligible to file its annual reports on SEC Form 20-F in lieu of Form 10-K. The Registrant, however, files its annual and interim reports with the SEC on the forms for U.S. domestic issuers. Also, the Registrant is an "accelerated filer" and, as such, is required to file its 2004 Form 10-K on or before March 16, 2005. Also, as a result of filing on Form 10-K, the Registrant is not eligible to take advantage of the extended compliance filing dates available to other foreign private issuers, and, therefore, by March 16th must address the numerous requirements imposed by Section 404 of the Sarbanes-Oxley Act of 2002. Accordingly, the extra 15 days permitted under Rule 12b-25 will provide the Registrant additional time to address these requirements and to complete the preparation of its financial statements.

          Also, since 1998, the Registrant has conducted its container leasing business principally through GE SeaCo SRL, a joint venture company 50% owned by the Registrant and 50% owned by General Electric Capital Corporation ("GECC"). GE SeaCo was formed to combine the separate marine container leasing activities of the Registrant and GECC and to acquire new equipment jointly for leasing to customers. GE SeaCo's financial statements are not consolidated with those of the Registrant, which accounts for GE SeaCo under the equity method of accounting. For the year ended December 31, 2004, the Registrant for the first time will be required under Rule 3-09 of Regulation S-X to file by March 31, 2005, in its Form 10-K annual report the separate financial statements of GE SeaCo. This extra 15 days will provide additional time for the preparation of the GE SeaCo financial statements required to be included in the Registrant's Form 10-K.



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


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Edwin S. Hetherington                  011-44-207-805-5200
     ---------------------                  -------------------
     (Name)                                 (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Registrant Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

     [ ] Yes  [ ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [ ]Yes  [ ]No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

               The Registrant anticipates that its consolidated net earnings on common shares in 2004 will be significantly lower than the $111 million reported in 2003. The main contributors to this decline were: absence of a gain on sale of ferry assets which occurred in 2003; reduction in 2004 in earnings from Registrant's ferry operations, including start-up losses in relation to a new ferry service of Silja Line in the Baltic Sea and generally higher fuel prices for the Registrant's ferry ships; and reduction in 2004 in earnings from Registrant's GNER passenger rail operations, including lower delay compensation payments by Network Rail.


--------------------------------------------------------------------------------

                               Sea Containers Ltd.
                  (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    March 16, 2005                     By:/s/Edwin S. Hetherington
                                               ------------------------



INSTRUCTION: The form may be signed by an executive officer of the Registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
            Intentional misstatements or omissions of fact constitute
               Federal Criminal Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

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



2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered. 4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).



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